UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for December, 2020

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES: SASOL LIMITED | GRANT AND ACCEPTANCE OF SHARE AWARDS BY DIRECTORS AND PRESCRIBED OFFICERS OF SASOL LIMITED AND DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL LIMITED

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "Company")

GRANT AND ACCEPTANCE OF SHARE AWARDS BY DIRECTORS AND PRESCRIBED OFFICERS OF SASOL LIMITED AND DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Listings Requirements, Sasol hereby announces that executive directors, prescribed officers of Sasol, and directors of major subsidiaries of Sasol, have been granted, and have accepted, conditional share awards in terms of the Sasol Long-Term Incentive ("LTI") Plan ("the Plan").

The Board or the Sasol Remuneration Committee ("the Committee"), as appropriate, approved the share awards made on 4 December 2020 in accordance with the rules of the Plan.

65% of the LTI award for prescribed officers and directors of Sasol is in the form of performance shares and vesting thereof will be subject to service conditions and the achievement of the following corporate performance targets:

FY21 | Performance period from 1 July 2020 – 30 June 2023				
MEASURE	**WEIGHTING**	**THRESHOLD (0%)**	**TARGET (100%)**	**STRETCH TARGET (200%)**
Climate Change	25%	Deliver 150 MW of renewable energy by 30 June 2023	Deliver 200 MW of renewable energy by 30 June 2023	Deliver 300 MW of renewable energy by 30 June 2023
ROIC rest of Sasol	35%	ROIC (excl. AUC) at SA WACC of 13,5% per annum	ROIC (excl. AUC) at SA WACC of 13,5% + 1% = 14,5% per annum	ROIC (excl. AUC) at SA WACC of 13,5% +2% = 15,5% per annum
ROIC USA	10%	ROIC (excl. AUC) at US WACC of 8% per annum	ROIC (excl. AUC) at US WACC of 8% + 0,5% = 8,5% per annum	ROIC (excl. AUC) at US WACC of 8% + 1% = 9% per annum
TSR measured against the peer group	30%	Below the 50th percentile of the index	60th percentile of the index	75th percentile of the index

ROIC (return on invested capital)
AUC (assets under construction)
WACC (weighted average cost of capital)
TSR (total shareholder return)

The performance period over which the above targets must be met, is three years. Of the performance shares, 50% will vest subject to the achievement of these performance conditions after three years and the balance, subject to the fulfilment of service conditions, will vest after five years from the date of the award. The remaining 35% of the LTI award is in the form of time restricted shares, with a vesting period of five years.

All prescribed officers and executive directors of Sasol must meet minimum shareholding requirements.

In terms of the rules of the Plan, the participants have to decline such an award within ten business days after the award date, failing which the award will be deemed to have been accepted.

The rules of the Plan are available on the Sasol website at www.sasol.com.

The following awards have been made to prescribed officers and directors of Sasol and major subsidiaries:

Award date:	4 December 2020
Acceptance date:	14 December 2020
Vesting periods:	In respect of performance shares (65% of the award): 50% after 3 years and the balance after 5 years In respect of time restricted shares (35% of the award) 100% after 5 years
Class of securities:	Sasol ordinary shares
Nature of transaction:	Annual LTI Award (off-market)
Price per share*	R129,58
Nature and extent of interest:	Direct beneficial

Surname and initials	Designation	Company	Number of shares	Total value of the transaction (ZAR)**
Brand, H C	Prescribed Officer	Sasol Limited	51 781	6 709 781,98
Grobler, F R	Director	Sasol Limited	145 855	18 899 890,90
Kahla, V D	Director	Sasol Limited Sasol South Africa Limited Sasol (USA) Corporation Sasol Oil (Pty) Ltd	61 832	8 012 190,56
Klingenberg, B E	Prescribed Officer Director	Sasol Limited Sasol Chemicals (USA) LLC Sasol Oil (Pty) Ltd	72 072	9 339 089,76
Mokoena, C K	Prescribed Officer Director	Sasol Limited Sasol South Africa Limited Sasol Oil (Pty) Ltd	50 790	6 581 368,20
Victor, P	Director	Sasol Limited Sasol (USA) Corporation	88 191	11 427 789,78

Award date:	4 December 2020
Acceptance date:	14 December 2020
Vesting periods:	In respect of performance shares (65% of the award): 50% after 3 years and the balance after 5 years In respect of time restricted shares (35% of the award) 100% after 5 years
Class of securities:	Sasol American Depository Receipts (ADRs)
Nature of transaction:	Annual LTI Award (off-market)
Price per share*	US$8,45
Nature and extent of interest:	Direct beneficial

Surname and initials	Designation	Company	Number of shares	Total value of the transaction (USD)**
Griffith, B V	Prescribed Officer Director	Sasol Limited Sasol (USA) Corporation	60 532	511 495,40

* Strike price per share is nil. The shares were awarded at US$8,45 being the closing price on 3 December 2020.
** The total transaction value is the Price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.

The following awards have been made to directors of major subsidiaries of Sasol Limited:

Award date:	4 December 2020
Acceptance date:	14 December 2020
Vesting periods:	50% after 3 years and the balance after 5 years 30% of the award is subject to the achievement of corporate performance targets to be achieved over the 3 year performance period
Class of securities:	Sasol ordinary shares
Nature of transaction:	Annual LTI Award (off-market)
Price per share*	R129,58
Nature and extent of interest:	Direct beneficial

Surname and initials	Designation	Company	Number of shares	Total value of the transaction (ZAR)**
Baijnath, B	Director	Sasol South Africa Limited	19 845	2 571 515,10
Booley, T	Director	Sasol South Africa Limited Sasol Oil (Pty) Ltd	19 863	2 573 847,54
Khoele, G L	Director	Sasol Oil (Pty) Ltd	10 081	1 306 295,98
Laxa, R M	Director	Sasol South Africa Limited	20 335	2 635 009,30
Nndwammbi, N G	Director	Sasol South Africa Limited Sasol Oil (Pty) Ltd	17 004	2 203 378,32
Stofberg, N	Director	Sasol Chemicals (USA) LLC	10 675	1 383 266,50
Syed, F	Director	Sasol Oil (Pty) Ltd	14 905	1 931 389,90
Vilakazi, P M***	Director	Sasol Oil (Pty) Ltd Sasol South Africa Limited	15 897	2 059 933,26

* Strike price per share is nil. The shares were awarded at R129,58 being the closing price on 3 December 2020.
** The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.
*** Includes on-appointment LTI award.

Clearance to deal has been obtained for all the transactions set out above in terms of paragraph 3.66 of the JSE Listings Requirements.

7 December 2020
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 8 December 2020   By: /s/ M M L Mokoka

                                                     Name: M M L Mokoka

                                                     Title: Group Company Secretary